

October 26, 2006

<u>Mail Stop 3561</u>

Mr. Sang Ho Kim
President, CEO, CFO
Modena 1, Inc.
18 Wynford Drive, Suite 610
Toronto, Ontario M3C 3S2

> **Re:** **Modena 1, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2005**
> **File No. 0-50493**

Dear Mr. Kim:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief
Office of Emerging Growth
Companies